Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following presentation will be used by representatives of Quintiles Transnational Holdings, Inc. in meeting with customers regarding the proposed merger between Quintiles and IMS Health Holdings, Inc.

Quintiles and IMS Health to Merge Announcement overview May 2016

Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IMS Health and Quintiles to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IMS Health’s or Quintiles’ business, including current plans and operations, (v) the ability of IMS Health or Quintiles to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (viii) certain restrictions during the pendency of the merger that may impact IMS’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following: IMS Health Quintiles ir@imshealth.comInvestorRelations@quintiles.com +1.203.448.4600+1.919.998.2590 Investor Relations4820 Emperor Boulevard 83 Wooster Heights RDPO Box 13979 Danbury, CT, 06810Durham, North Carolina 27703 Participants in the Solicitation IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Note on Non-GAAP Financial Measures Non-GAAP results, such as combined adjusted EBITDA, unlevered free cash flow and gross debt, are presented only as a supplement to IMS Health’s and Quintiles’ financial statements based on GAAP. Non-GAAP financial information is provided to enhance understanding of IMS Health’s and Quintiles’ financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and non-GAAP measures should not be considered in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ results of operations as determined in accordance with GAAP. Definitions and reconciliations of non-GAAP measures to the most directly comparable GAAP measures are provided within the schedules attached to this release. IMS Health and Quintiles use non-GAAP measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP measures which are also used to prepare strategic plans and annual budgets and review management compensation. IMS Health and Quintiles also believe that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures. Non-GAAP measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IMS Health and Quintiles, many of which present non-GAAP measures when reporting their results. Non-GAAP measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ respective results of operations as determined in accordance with GAAP.

Overview Announced merger with IMS Health Proposed merger announced May 3, 2016 Merger of equals Primary focus remains on operational delivery and service quality Merger will have limited impact on operations Complementary capabilities Transform clinical development and commercialization through use of information Better study design Recruit patients faster Industry leading capabilities in real-world evidence and commercialization Manage operations more effectively

Two Best-in-Class Businesses

Complementary offerings

	QUINTILES	imshealth INTELLIGENCE APPLIED.
2015 Revenue	• Revenue: $4.3B	• Revenue: $2.9B
Differentiated Resources	• **>1,100 medical doctors, ~1,050 PhDs, ~850 biostatisticians & statistical programmers** • **Quintiles Infosario®** platform: **>298,000 clinical investigators**, clinical research data across **487 indications in 18 therapeutic areas** • ~6,700K **global contract sales** experts supporting commercial execution • **Employ >36,000; 100+ geographies**	• **>15 petabytes of** encrypted and secure data covering ~90 markets • **>500M anonymous patient records** • **>85%** coverage of global **pharma sales** • **270+ patents** and pending applications • **SaaS Technology Applications** Suite • **Employ >15,000; 100+ geographies**
Leading Capabilities	• Largest full service **product development services** partner and enabling technology • **Deep therapeutic,** domain, and regulatory **expertise** – 14 therapeutic centers of excellence • Global scientific observational research and **real world/late phase** • **Scientific and clinical** partner of choice for mission **critical insights**	• Gold standard in global **market measurement** in commercial operations • Information-enabled **Real World Evidence Solutions** • **Integrated information and technology** services • **Commercial technology and analytics** partner of choice for mission **critical insights**

Building on 2015 Real World Evidence Alliance

QUINTILES
4

Transformational Partner To Life Sciences Realize Greater R&D Efficiency Demonstrate Value & Measure Outcomes Maximize Commercial ROI Equipping therapeutic, scientific, and domain experts from the world’s largest CRO with industry-leading data and information Designing better trials and driving speed and precision in site identification, recruitment, and trial execution Creating a full lifecycle evidence generation partner Downstream tools, and advisory services to drive commercial uptake Evidence to build connected healthcare across stakeholders Driving higher returns on commercial investments through outsourced solutions spanning analytics to ‘feet on the street’ sales execution Spanning R&D through commercial execution to real-world patient outcomes Information, technology, services

Transformational Partner To Life Sciences

Realize greater R&D efficiency

Strategic Levers

- **Optimally Design Trials**
  - Real-time, data-driven protocol design and feasibility assessment
- **Identify & Recruit with Precision & Speed**
  - Combined physician, site, and performance information reflecting real world treatments
- **Execute with Maximum Efficiency**
  - Technology-enabled execution reducing site burden and improving cycle times

QUINTILES ims

- 530M+ anonymous patient records
- 500k clinical investigators
- 14M+ healthcare professional reference database; 70+ countries
- Information assets in 90 markets
- 430+ direct-to patient studies
- Global EMR infrastructure to deploy 'enriched' technologies
- 14 therapeutic area centers of excellence
- Data collection experience from ~5,700 studies

QUINTILES
6

Transformational Partner To Life Sciences

Demonstrate value and measure outcomes

Strategic Levers

- **Create Lifecycle Evidence Partner**
  - Technology-enabled retrospective and prospective approaches to support scientific and commercial needs
- **Demonstrate Treatment Value Globally**
  - Global infrastructure to evaluate the value, safety and effectiveness of treatments in 100+ markets
- **Lead Connected Healthcare Engagement**
  - Enable informed dialogue across healthcare stakeholders including payer/provider (e.g., pay-for-performance)

QUINTILES ims

- 415+ patient registries and post-approval programs since 2011
- E360® SaaS Technology
- 530M+ anonymous patient records
- 2,300+ technical & scientific resources across 100 geographies
- Payer and provider footprints in ~10 markets
- Industry shaping leader in patient registries [1]
- 5K+ studies executed per year
- A global leader in data privacy

QUINTILES

1 "Registries for Evaluating Patient Outcomes: A User's Guide"

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Transformational Partner To Life Sciences Maximize commercial ROI Portfolio of business intelligence tools for commercial operations 6,700+ global contract sales representatives IMS SaaS Technology for MCM, MDM, Compliance 2015 Leader in Life Sciences IT Outsourcing, BPO, CRM 1 137K CRM seats >80% SaaS 15K+ advanced analytic projects over last 5 years 7K+ commercial operations associates 14M+ healthcare professional reference database; 70+ geos 1 IDC Health Insights Strategic Levers Shape R&D and Commercial Convergence Align R&D clinical knowledge with commercial analytics and sales execution Orchestrate Customer Engagement Leverage global information and technology tools to manage stakeholder touch points Create Information-Enabled Sales Execution Integrate commercial analytic tools and technology to drive CSO differentiated value proposition

World-class talent

~50,000 strong employee base

IMS Health

15,000+ employees serving clients across **100+** countries

1,200+ healthcare informatics experts worldwide

7,000+ employees in commercial services

3,000+ offshore delivery employees

Quintiles

36,000+ employees serving clients across **100+** countries

1,100+ medical doctors

~1,050 PhDs

~850 biostatisticians & statistical programmers

6,700+ sales reps

900+ clinical educators

QUINTILES

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